January 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Attention: Anu Dubey and Lauren Hamilton

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2 (File No. 333-251395)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Keefe, Bruyette & Woods, Inc., Wells Fargo Securities, LLC and UBS Securities LLC, on behalf of the several Underwriters, hereby join in the request of Trinity Capital Inc. that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that the same will become effective on January 28, 2021 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended:

(i)	Date of preliminary prospectus: January 21, 2021;

(ii)	Date of distribution: January 21, 2021 through January 28, 2021;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 7;

(iv)	Number of prospectuses so distributed: approximately 350; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

WELLS FARGO SECURITIES, LLC

UBS SECURITIES LLC

On behalf of themselves and the several Underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allen G. Laufenberg
Name: Allen G. Laufenberg
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ James Anderson
Name: James Anderson
Title: Executive Director

By:	/s/ Abhi Sinha
Name: Abhi Sinha
Title: Director

[Trinity Capital Inc. – IPO Underwriters Acceleration Request]